NYSE
AN ICE EXCHANGE

August 17, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Barclays PLC, under the Exchange Act of 1934:

- 5.304% Fixed Rate Resetting Senior Callable Notes due 2026

- 5.501% Fixed Rate Resetting Senior Callable Notes due 2028

- 5.746% Fixed Rate Resetting Senior Callable Notes due 2033

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com